UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

NOVELL, INC.

(Name of Subject Company (Issuer) and Filing Persons (Issuer))

0.50% Convertible Senior Debentures Due 2024

(Title of Class of Securities)

670006 AC 9

(CUSIP Number of Class of Securities)

Barbara A. Dirsa

Associate General Counsel and Assistant Secretary

Novell, Inc.

404 Wyman Street, Suite 500

Waltham, MA 02451

(781) 464-8000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Linda L. Griggs, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 739-3000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$121,668,000	$6,789.07

*	The “transaction valuation” set forth above is based on the aggregate principal amount of 0.50% Convertible Senior Debentures due 2024 outstanding as of June 12, 2009.

**	The amount of the filing fee equals $55.80 per $1 million of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of July 2, 2004 (the “Original Indenture”), by and between Novell, Inc. (“Novell” or the “Company”) and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of November 9, 2006 (the “Supplemental Indenture” and, together with the Original Indenture, the “Indenture”), by and between the Company and the Trustee, relating to the Company’s 0.50% Convertible Senior Debentures due 2024 (the “Debentures”), this Tender Offer Statement on Schedule TO is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Debentures to sell and the obligation of the Company to purchase the Debentures, as set forth in the Company Notice to the Holders of Novell, Inc. 0.50% Convertible Senior Debentures Due 2024 (the “Company Notice”) and this Schedule TO. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

ITEM 1.	SUMMARY TERM SHEET

The information set forth under “Summary Term Sheet” in the Company Notice, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

The information set forth under “Important Information Concerning the Offer,” under the subsections “The Company” and “The Debentures,” in the Company Notice, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The information set forth under “Important Information Concerning the Offer,” under the subsection “The Company,” in the Company Notice and the information set forth in Appendix A thereto, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth under “Important Information Concerning the Offer,” under the subsections “The Offer,” “Procedures for Surrendering Debentures,” “Withdrawal Procedures,” “Payment of Purchase Price,” and “Purchases of Debentures by Novell,” and under “Important Information Regarding U.S. Federal Income Tax Considerations,” in the Company Notice, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth under “Important Information Concerning the Offer,” under the subsection “Agreements Involving the Company’s Securities,” in the Company Notice, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference. Additionally, the Company is a party to the Original Indenture by and between the Company and Wells Fargo Bank, National Association, as Trustee, and the Supplemental Indenture by and between the Company and the Trustee.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information set forth under “Important Information Concerning the Offer,” under the subsection “Purpose of the Offer,” in the Company Notice, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth under “Important Information Concerning the Offer,” under the subsection “Source of Funds,” in the Company Notice, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth under “Important Information Concerning the Offer,” under the subsection “Purchases of Debentures by Novell,” in the Company Notice, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth under “Important Information Concerning the Offer,” under the subsection “No Solicitation,” in the Company Notice, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Pursuant to Instruction 2 to Item 10 of Schedule TO, our financial condition is not material to a Holder’s decision with respect to the Offer because (i) the consideration being offered to Holders of Debentures consists solely of cash, (ii) the Offer is not subject to any financing conditions, (iii) the Offer applies to all outstanding Debentures, and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

ITEM 11.	ADDITIONAL INFORMATION

(a) Not applicable.

(b) Not applicable.

ITEM 12.	EXHIBITS

Exhibit Number	Description of Exhibits

(a)(1)(A)	Company Notice to Holders of Novell, Inc. 0.50% Convertible Senior Debentures Due 2024, dated June 15, 2009

(a)(1)(B)	Form of Notice of Withdrawal

(a)(1)(C)	Form W-9

(a)(1)(D)	Form W-8BEN

(a)(1)(E)	Form W-8ECI

(a)(5)(A)	Press release issued on June 15, 2009

(a)(5)(B)	Description of the Debentures and the Indenture set forth under the caption “Description of the Debentures” in the Company’s prospectus dated September 24, 2004 (incorporated by reference to the Company’s registration statement on Form S-3 filed September 24, 2004 (File No. 333-119281))

(b)	Not applicable

(d)(1)	Indenture, dated as of July 2, 2004, by and between Novell, Inc. and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed for the fiscal quarter ended July 31, 2004 (File No. 0-13351)

(d)(2)	First Supplemental Indenture, dated as of November 9, 2006, by and between Novell, Inc. and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed November 15, 2006 (File No. 0-13351)

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2009

NOVELL, INC.
a Delaware corporation

By:	/s/ Ronald W. Hovsepian
	Name:	Ronald W. Hovsepian
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

(a)(1)(A)	Company Notice to Holders of Novell, Inc. 0.50% Convertible Senior Debentures Due 2024, dated June 15, 2009

(a)(1)(B)	Form of Notice of Withdrawal

(a)(1)(C)	Form W-9

(a)(1)(D)	Form W-8BEN

(a)(1)(E)	Form W-8ECI

(a)(5)(A)	Press release issued on June 15, 2009

(a)(5)(B)	Description of the Debentures and the Indenture set forth under the caption “Description of the Debentures” in the Company’s prospectus dated September 24, 2004 (incorporated by reference to the Company’s registration statement on Form S-3 filed September 24, 2004 (File No. 333-119281))

(b)	Not applicable

(d)(1)	Indenture, dated as of July 2, 2004, by and between Novell, Inc. and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed for the fiscal quarter ended July 31, 2004 (File No. 0-13351)

(d)(2)	First Supplemental Indenture, dated as of November 9, 2006, by and between Novell, Inc. and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on
Form 8-K filed November 15, 2006 (File No. 0-13351)

(g)	Not applicable

(h)	Not applicable

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